November 17, 2011

Mr. Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3628

RE:	AMAG Pharmaceuticals, Inc.
Amendment No 2. To Preliminary Consent Revocation Statement on Schedule 14A
Filed October 6, 2011
File No. 000-10865

Ladies and Gentlemen:

We are responding on behalf of our client, AMAG Pharmaceuticals, Inc. (“AMAG” or the “Company”), to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 16, 2011 to the Company, with respect to the Preliminary Consent Revocation Statement referenced above (the “Comments”).  For your convenience, we are sending a copy of this letter and the Schedule 14A in the traditional non-EDGAR format, including a version that is marked to show changes.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Schedule 14A — Preliminary Consent Revocation Statement

General

1.   Please characterize the following statements as your opinion or belief:

•   “MSMB Capital’s interests are not aligned with the interests of the other stockholders of AMAG;” and

•    “MSMB Capital does not want an independent board.  MSMB Capital wants a hand-picked board.”

The Company has revised the disclosure on the cover page in response to the Staff’s comment.

2.                                      We note your statement throughout your filing in the introductory section and on pages 3, 5, 6 indicating that election of the MSMB Nominees would give “control of AMAG to a minority stockholder.”  Please qualify these statements as your opinion or belief and add disclosure clarifying that the MSMB Nominees would have fiduciary duties to all AMAG stockholders, not just to the nominating stockholder.  In this regard, we note the disclosure on page iv of the preliminary consent statement filed by MSMB on November 15, 2011 indicating that, pursuant to the Nomination Agreements between MSMB and

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

each of the Nominees, each Nominee has agreed, if elected, to serve as a director of AMAG and, in that capacity, to act in the best interests of the Company and its stockholders and to exercise independent judgment in accordance with his fiduciary duties.

The Company has revised the disclosure in the introductory section and on pages 3, 5, and 7 in response to the Staff’s comment.

Reasons to Reject the MSMB Proposal, page 5

3.                                      In the first bullet point on page 7 of this section you state “[b]y seeking to replace the entire Board, MSMB Capital is indicating that the only viable alternative is to sell the Company because the proposed new Board would not have the operational knowledge of the Company required to successfully operate the Company. MSMB Capital is seeking to control any sale process to suit its interests.” Please qualify this statement as your opinion or belief and add disclosure clarifying that the MSMB Nominees would have fiduciary duties to all AMAG stockholders, not just to the nominating stockholder.  See comment two above.

The Company has revised the disclosure on page 7 in response to the Staff’s comment.

*              *              *              *              *

In addition, AMAG and each other participant, as identified in the Preliminary Consent Revocation Statement (each, a “Participant”), acknowledges:

•                  Such Participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Such Participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (617) 937-2319 if you have any questions or if we can provide any additional information.

Sincerely,

/s/ Miguel J. Vega
Miguel J. Vega

cc:                                 Joseph L. Farmer, AMAG Pharmaceuticals, Inc.

Barbara Borden, Cooley LLP